SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the date of March 2010

       HIGHWAY HOLDINGS LIMITED___
(Translation of Registrant's Name Into English)

Suite 810, Level 8
Landmark North
39 Lung Sum Avenue
Sheung Shui
______New Territories, Hong Kong________
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F    X       Form 40-F  ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___  No    X_

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.)

Attached to this Report on Form 6-K is the press release issued by the registrant on March 8, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HIGHWAY HOLDINGS LIMITED

Date: March 31, 2010	By:	/s/ ROLAND W. KOHL
Roland W. Kohl
Chief Executive Officer

NEWS RELEASE

CONTACT:	Gary S. Maier
Maier & Company, Inc.
(310) 442-9852

HIGHWAY HOLDINGS ANNOUNCES SHARE REPURCHASE PROGRAM

HONG KONG — March 8, 2010 — Highway Holdings Limited (Nasdaq:HIHO) today announced its board of directors has authorized a share repurchase program of up to $1.0 million of the company’s outstanding common stock from time to time in the open market at prices deemed appropriate by management.  The share repurchase program will expire on December 31, 2010.

 Highway Holdings has approximately 3.8 million shares outstanding on a diluted basis.

“We believe the current stock price does not adequately represent the value of the company and, therefore, that the share repurchase is a good investment of our available funds.  This share repurchase program is consistent with our recently announced plans to proactively enhance shareholder value and does not preclude various other initiatives such as appropriate partnerships, complementary acquisitions and other related activities,” said Roland Kohl, president and chief executive officer of Highway Holdings.

About Highway Holdings

Highway Holdings produces a wide variety of high-quality products for blue chip original equipment manufacturers -- from simple parts and components to sub-assemblies.  It also manufactures finished products, such as LED lights, radio chimes and other electronic products.  Highway Holdings’ principal office is located in Hong Kong and it currently operates two manufacturing facilities in the People's Republic of China.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company's revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

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